UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2006

Commission File Number: 001-31221

Total number of pages: 4

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Outcome of Share Repurchase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 31, 2006	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc. Sanno Park Tower 2-11-1 Nagata-cho Chiyoda-ku, Tokyo 100-6150, Japan

For Immediate Release

Notice of Share Repurchase through ToSTNeT-2

TOKYO, JAPAN, October 31, 2006 — NTT DoCoMo, Inc. announced today that the Company determined to repurchase its share as follows under article 210 of the former Japanese Commercial Code.

1.	Method of repurchase

The Company will place purchase orders for its own shares through brokerages at the closing price trading on the Tokyo Stock Exchange Trading Network System (i.e., ToSTNeT-2) in the 8:45 am session on November 1, 2006 with the closing price of its common stock traded on the first section of the Tokyo Stock Exchange market on October 31, 2006 (179,000 yen) (it will not change the method of trading or the proposed trading time). The purchase orders will be placed only in this trading time.

2.	Detail of repurchase

(1) Class of shares: Common stock

(2) Aggregate number of shares to be repurchased: 83,000 shares

(Note1)	The number of shares for which the Company will place purchase orders will not be changed. Depending on the market conditions, however, there is a possibility that a part or all of such shares may not be repurchased.
(Note2)	Repurchases will be made to the extent that sell orders match buy orders.

3.	Announcement of the result of repurchase

The result of the repurchase will be published after completion of the ToSTNeT-2 trades on November 1, 2006.

(Reference 1)

The above repurchase of shares was approved by DoCoMo’s shareholders at the 15th annual general meeting of shareholders, which was held on June 20, 2006. The summary of the resolution is as follows:

-Class of Shares to be repurchased: Common Stock

-Aggregate number of shares to be repurchased: Up to 1,400,000 shares

-Aggregate price of shares to be repurchased: Up to 250,000,000,000 yen

(Reference 2)

Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 20, 2006 are as follows:

-Aggregate number of shares repurchased: 234,171 shares

-Aggregate price of shares repurchased: 39,998,581,000 yen

For more information, please contact:

Masanori Goto

Senior Director

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, of which more than half subscribe to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges.

For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.